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                             April 17, 2023

       Patrick Obara
       Chief Financial Officer
       URANIUM ENERGY CORP
       1030 West Georgia Street, Suite 1830
       Vancouver, British Columbia, Canada V6E 2Y3

                                                        Re: URANIUM ENERGY CORP
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended July 31, 2022
                                                            File No. 001-33706

       Dear Patrick Obara:

              We have reviewed your April 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 16, 2023 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

       Item 2. Description of Properties, page 28

   1. We note your response to comment 3. Please disclose the point of reference used with respect to the
calculation of your mineral resources for the Yuty Project and the Anderson
                                                        Project, as required by
Item 1304 (d)(1) of Regulation S-K.
       Item 15. Exhibits, Financial Statement Schedules
       96.6, page 276

   2. We note your response to comment 9. Additionally we note that your amended Wyoming
                                                        ISR Hub and Spoke
technical report summary now includes a section titled Exploration
                                                        Target. Pursuant to the
definition of an exploration target, as found in Item 1300 of
                                                        Regulation S-K, an
exploration target is a statement or estimate, quoted as a range of tonnage and a range of
grade. Therefore an exploration target should not include the
 Patrick Obara
URANIUM ENERGY CORP
April 17, 2023
Page 2
         contained metal quantity. Please revise your exploration target to remove the contained metal quantities.
3. We note your response to comment 11 and we reissue the comment. With the exception of the Yuty Uranium Project technical report summary, we are unable to calculate the cut-
         off grade for your projects based on the information that you have provided. Please disclose the price and unit costs associated with your cut-off grade. Additionally provide the equation for the cut-off grade calculation for each of your projects or demonstrate how the cut-off grade was calculated for each of your projects.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-
551-3610 if you have questions regarding the engineering comments.



FirstName LastNamePatrick Obara                               Sincerely,
Comapany NameURANIUM ENERGY CORP
                                                              Division of
Corporation Finance
April 17, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName